UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: November 7, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 7, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

THIRD QUARTER RESULTS

Highlights

•	Declared a cash dividend of $0.03 per share for the quarter ended September 30, 2013.

•	Reported third quarter 2013 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $4.0 million, or $0.05 per share (excluding specific items which increased GAAP net loss by $10.6 million, or $0.12 per share, of which includes a $10.4 million loss provision on the Company’s investment in term loans).

•	Extended time-charter out contract of one Aframax tanker at above current spot market rates, maintaining strong fixed-rate charter coverage of approximately 40 percent over the next 12 months.

•	Total liquidity of $226.1 million with no significant debt maturities until 2017.

Hamilton, Bermuda, November 7, 2013—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $4.0 million, or $0.05 per share, for the quarter ended September 30, 2013, compared to adjusted net loss attributable to shareholders of Teekay Tankers of $7.7 million, or $0.09 per share, for the same period in the prior year. The decrease in adjusted net loss attributable to shareholders of Teekay Tankers is primarily due to a decrease in depreciation expense as a result of vessel impairments recorded in the fourth quarter of 2012 and stronger Aframax spot rates in the third quarter of 2013 compared to the same period of the prior year, partially offset by the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, lower average realized spot tanker rates for Suezmax and LR2 vessels and a reduction in interest income earned from the Company’s investment in term loans. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net loss attributable to shareholders of Teekay Tankers by $10.6 million, or $0.12 per share, and $2.0 million, or $0.03 per share, for the three month periods ended September 30, 2013 and September 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $14.6 million, or $0.17 per share, for the quarter ended September 30, 2013, compared to a net loss attributable to shareholders of Teekay Tankers of $9.7 million, or $0.12 per share, for the quarter ended September 30, 2012. Net revenues(2) were $39.0 million and $43.9 million for the quarters ended September 30, 2013 and September 30, 2012, respectively.

“Relatively stronger spot tanker earnings and lower vessel operating expenses resulted in higher cash flows for Teekay Tankers in the third quarter compared to the second quarter,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “During this period of spot tanker market weakness, we continue to focus on the strong fixed-rate coverage of our fleet as demonstrated by our previously announced one-year Aframax time-charter out extension at a rate of $15,150 per day. This contract extension preserves our forecasted fixed-rate coverage at approximately 40 percent for the next 12 months and 35 percent for fiscal 2014.”

Mr. Chan continued, “Due to our fixed-rate charter coverage, available liquidity of approximately $226 million as at September 30, 2013 and no significant debt maturities until 2017, we believe Teekay Tankers is financially stable and well-positioned to benefit from a tanker market recovery. In addition, with Teekay Tankers’ transition to a fixed dividend policy in the first quarter of this year, an increasing portion of our future operating cash flow will be retained as the tanker market recovers, positioning the Company for future growth.”

(1)	Adjusted net loss attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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For the nine months ended September 30, 2013, the Company reported an adjusted net loss attributable to shareholders of Teekay Tankers of $13.9 million, or $0.17 per share, compared to adjusted net loss attributed to the shareholders of Teekay Tankers of $3.7 million, or $0.05 per share, for the same period in the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily due to the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, lower average spot realized tanker rates for the first nine months of 2013 compared to the same period in the prior year and a reduction in interest income earned from the Company’s investment in term loans, partially offset by a decrease in depreciation expense as a result of vessel impairments recorded in the fourth quarter of 2012. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net loss attributable to shareholders of Teekay Tankers by $8.4 million, or $0.1 per share, and $0.8 million or $0.01 per share, for the nine month periods ended September 30, 2013 and September 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $22.3 million, or $0.27 per share, for the nine months ended September 30, 2013, compared to a net loss attributable to shareholders of Teekay Tankers of $4.4 million, or $0.06 per share, for the nine months ended September 30, 2012. Net revenues(2) were $122.1 million and $148.3 million for the nine months ended September 30, 2013 and September 30, 2012, respectively.

The Company’s financial statements for prior periods include the historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation, which includes all of 2012.

During the third quarter of 2013, the Company generated $8.7 million, or $0.10 per share, of Cash Available for Distribution(3), compared to $5.6 million, or $0.07 per share, in the second quarter of 2013. On October 4, 2013, Teekay Tankers declared its fixed dividend of $0.03 per share for the third quarter of 2013, which was paid on October 25, 2013 to all shareholders of record on October 16, 2013. Since the Company’s initial public offering in December 2007, it has declared dividends in 24 consecutive quarters, which now totals $7.275 per share on a cumulative basis.

(1)	Adjusted net loss attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.
(3)	Cash Available for Distribution represents net loss, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Summary of Recent Events

First Priority VLCC Mortgage Loans

In the third quarter of 2013, the Company recorded a $10.4 million loss provision on its investment in term loans secured by two 2010-built Very Large Crude Carrier (VLCC) vessels. This provision reflects the estimated loss that could be incurred based on the Company’s current estimates of the amounts recoverable based on the two VLCC vessels’ future operating cash flows and the net proceeds from their eventual sale. The actual amount recoverable from the Company’s investment in the term loans may vary from the Company’s current estimates depending on various factors, including the vessels’ actual future operating cash flows and actual net proceeds realized from the sale of the vessels.

Currently, one of the vessels is trading in the spot tanker market under Teekay Tankers’ management while the other vessel remains under detention by the authorities in Egypt. The insurers of this vessel are currently in negotiations with the authorities in Egypt to expedite its release. Once the vessel is released, it is expected that it will commence trading in the spot tanker market under Teekay Tankers’ management.

Long Range 2 (LR2) Product Tanker Newbuilding Orders

In October 2013, Teekay Tankers exercised options with STX Offshore & Shipbuilding Co., Ltd. (STX) of South Korea to order four fuel-efficient 113,000 dead-weight tonne LR2 product tankers, in addition to the four tankers it ordered from STX in April 2013. The payment of the first shipyard installments on these recent four additional vessels by Teekay Tankers to STX is contingent on the Company receiving acceptable refund guarantees from the shipyard for vessel installment payments. To date, Teekay Tankers has not made any installment payments to the yard for any of the eight LR2 product tanker newbuildings ordered in April and October 2013. Prior to receiving the refund guarantees, Teekay Tankers has the right to cancel the newbuilding orders at its discretion. STX has been unable to secure the refund guarantees; therefore, Teekay Tankers is evaluating its alternatives, including legal action for damages.

Fixed Rate Time-Charter Coverage

In July 2013, Teekay Tankers extended a time-charter out contract for the Aframax tanker, Kanata Spirit, for 12 months at a rate of $15,150 per day.

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Tanker Market

Crude tanker spot rates in the third quarter of 2013 improved slightly from the second quarter of 2013, and remain at comparatively low levels on a historical basis. Suezmax rates decreased as supply disruptions in Libya and Iraq reduced available cargos, and continued increases in U.S. crude production reduced crude movements from West Africa to the U.S. In the Aframax sector, rates increased in the first half of the third quarter as a result of stronger summer oil demand and increased demand for lightering in the U.S. Gulf. Aframax rates decreased later in the third quarter as European refineries began scheduled fall maintenance, and higher oil prices weakened European refining margins and prompted less refinery throughput. LR2 product tanker rates were supported in the latter part of the third quarter of 2013 by an increase in East-to-West gasoil movements due to attractive arbitrage opportunities.

The world tanker fleet increased by 10.5 million deadweight tonnes (mdwt), or approximately 2.1 percent, through the first nine months of 2013, compared to growth of 14.6 million mdwt, or approximately 3.1 percent, for the same period of 2012. There are currently 50.7 mdwt of tankers on order, or approximately 10 percent of the existing fleet. The tanker orderbook has been reducing since peaking at 190 mdwt, or approximately 49 percent of the fleet, in September 2008. As a result of the smaller orderbook, the global fleet is expected to grow by only 2.5 percent in 2013 and 1.0 percent in 2014, net of removals, which is the smallest fleet growth rate since 2002.

The pace of new tanker ordering has increased in 2013, with a total of 16.7 mdwt ordered through the first nine months of 2013, compared to 8.5 mdwt ordered in the same period of 2012. However, the pace of ordering remains low compared to the historical annual average 35.9 mdwt from 2000 to 2012. A majority of the orders this year have been for Medium-Range (MR) and LR2 product tankers.

The International Monetary Fund (IMF) lowered its GDP growth forecast in 2013 and 2014 to 2.9 percent and 3.6 percent, respectively, which is a decrease of 0.2 percent from its previous forecasts. Oil demand growth in 2013 is forecasted to increase moderately by 0.9 million barrels per day (mb/d) based on the average of the forecasts of the International Energy Agency (IEA), the Energy Information Administration (EIA), and OPEC. The outlook is slightly more positive for 2014, with oil demand growth forecasted to grow by 1.1 mb/d. However, the call on OPEC is expected to decline by 0.6 mb/d in 2014, as non-OPEC oil supply growth, led by the U.S., is forecasted to outpace demand growth, which could dampen demand for large crude oil tankers.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Time-Charter Out Fleet
Suezmax revenue days	134	182	366
Suezmax TCE per revenue day(i)	$20,448	$20,228	$20,954
Aframax revenue days	825	877	717
Aframax TCE per revenue day(i)	$17,542	$17,094	$18,255
MR revenue days	92	114	270
MR TCE per revenue day(ii)	$35,633	$33,425	$25,960
Spot Fleet
Suezmax revenue days	716	728	487
Suezmax spot TCE per revenue day	$13,799	$12,150	$14,081
Aframax revenue days	284	267	414
Aframax spot TCE per revenue day(iii)	$13,583	$12,406	$11,688
LR2 revenue days	275	273	276
LR2 spot TCE per revenue day	$12,488	$12,795	$12,601
MR revenue days	184	159	—
MR spot TCE per revenue day(iv)	$15,067	$13,905	—
Total Fleet
Suezmax revenue days	850	910	853
Suezmax TCE per revenue day(i)	$14,845	$13,766	$17,031
Aframax revenue days	1,109	1,144	1,131
Aframax TCE per revenue day(i)	$16,528	$16,001	$15,851
LR2 revenue days	275	273	276
LR2 TCE per revenue day	$12,488	$12,795	$12,601
MR revenue days	276	273	270
MR TCE per revenue day(ii)	$21,923	$24,665	$25,960

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The charter rate on one of the MR tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(iii)	The combined average spot TCE rate for the Aframax tankers trading in the Aframax Pool and non-pool voyage charters was $12,139 per day for the three months ended June 30, 2013. No Aframax tankers in the Company’s fleet were traded in the non-pool voyage charters for the three months ended September 30, 2013.
(iv)	The combined average spot TCE rate for the MR tankers trading in the NOrient Pool and non-pool voyage charters was $10,113 per day for the three months ended June 30, 2013. No MR tankers in the Company’s fleet were traded in the non-pool voyage charters for the three months ended September 30, 2013.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of November 1, 2013:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	9	—	9
MR Product Tankers	1	—	1
VLCC Tankers(i)	1	—	1

Total Fixed-Rate Fleet	13	—	13

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(ii)	2	1	3
LR2 Product Tankers	3	—	3
MR Product Tankers	2	—	2

Total Spot Fleet	15	1	16

Total Teekay Tankers Fleet	28	1	29

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2014 with an option to extend for an additional year.

Teekay Tankers owns a 50 percent interest in a 2013-built VLCC through a joint venture with Wah Kwong Maritime Transport Holdings Limited (the High Q Joint Venture), which the Company entered into in October 2010. The newbuilding VLCC delivered in mid-June 2013 and commenced a time-charter out contract to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

Liquidity

As of September 30, 2013, the Company had total liquidity of $226.1 million (which consisted of $29.2 million of cash and $196.9 million in an undrawn revolving credit facility), compared to total liquidity of $255.5 million as at June 30, 2013.

Conference Call

The Company plans to host a conference call on Thursday, November 7, 2013 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2013. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 7931910.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 14, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7931910.

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About Teekay Tankers

Teekay Tankers currently owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, all of which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Nine Months Ended
	September, 30	June, 30	September, 30	September, 30	September, 30
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)
Time-charter revenues	20,600	22,710	28,356	67,488	96,025
Net pool revenues	18,879	15,493	14,638	50,470	47,087
Voyage charter revenue	—	2,433	210	4,283	210
Interest income from investment in term loans	—	2,856	2,880	5,683	8,614

Total revenues	39,479	43,492	46,084	127,924	151,936

OPERATING EXPENSES
Voyage expenses	483	2,449	2,172	5,845	3,601
Vessel operating expenses(2)	21,859	24,832	24,921	69,745	71,145
Time-charter hire expense	1,216	1,951	804	5,153	3,109
Depreciation and amortization	11,935	11,921	17,896	35,720	53,934
General and administrative(2)	3,317	3,362	1,935	10,240	5,594
Loss provision on investment in term loans(3)	10,399	4,511	—	14,910	—
Net loss on sale of vessel	—	—	—	71	—

	49,209	49,026	47,728	141,684	137,383

(Loss) income from operations	(9,730)	(5,534)	(1,644)	(13,760)	14,553

OTHER ITEMS
Interest expense	(2,440)	(2,604)	(2,954)	(7,555)	(17,169)
Interest income	71	20	15	95	36
Realized and unrealized (loss) gain on derivative instruments(4)	(2,492)	2,748	(4,252)	(510)	(9,226)
Equity income (loss) from joint venture	458	(168)	—	290	(63)
Other expenses	(458)	(186)	(826)	(828)	(1,743)

	(4,861)	(190)	(8,017)	(8,508)	(28,165)

Net loss	(14,591)	(5,724)	(9,661)	(22,268)	(13,612)

Loss per share attributable to shareholders of Teekay Tankers(5)
- Basic and diluted	(0.17)	(0.07)	(0.12)	($0.27)	($0.06)
Weighted-average number of Class A common shares outstanding
- Basic and diluted	71,091,030	71,091,030	71,091,030	71,091,030	65,659,449
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding	83,591,030	83,591,030	83,591,030	83,591,030	78,159,449

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(1)	The Company acquired 13 vessels from Teekay Corporation in June 2012. Results for the 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A.
(2)	In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $1.4 million and $4.2 million for the three and nine months ended September 30, 2013, respectively, and $1.4 million for the three months ended June 30, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $1.4 million and $5.5 million for the three and nine months ended September 30, 2012, respectively.
(3)	A loss provision on the Company’s investment in term loans of $10.4 million and $14.9 million has been recorded for the three and nine months ended September 30, 2013, respectively. The provision represents the amount the Company estimates will not be recovered, including accrued interest to September 30, 2013, from realizing on its collateral for the loans.
(4)	Includes realized losses relating to interest rate swaps of $2.5 million, $2.5 million, and $2.4 million for the three months ended September 30, 2013, June 30, 2013 and September 30, 2012, respectively, and $7.4 million and $7.1 million for the nine months ended September 30, 2013, and September 30, 2012, respectively.
(5)	Loss per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net loss of the Company after adjusting for the amount of net loss attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2013	June 30, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	29,168	37,708	26,341
Pool receivable from related parties	7,962	7,481	9,101
Accounts receivable	8,233	7,633	4,523
Interest receivable	—	—	—
Vessel held for sale	—	—	9,114
Prepaid assets	12,630	8,077	9,714
Investment in term loans	114,096	122,841	119,385
Due from affiliates	26,791	20,981	24,787
Vessels and equipment	861,377	867,035	885,992
Loan to joint venture	9,830	9,830	9,830
Investment in joint venture	7,802	7,289	3,457
Other non-current assets	5,164	2,958	3,412

Total assets	1,083,053	1,091,833	1,105,656

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	19,683	16,641	21,228
Current portion of long-term debt	25,246	25,246	25,246
Current portion of derivative instruments	6,219	7,184	7,200
Deferred revenue	1,090	1,302	4,564
Due to affiliates	11,430	22,375	3,592
Long-term debt	720,921	704,968	710,455
Other long-term liabilities	25,792	24,442	31,188
Equity	272,672	289,675	302,183

Total liabilities and equity	1,083,053	1,091,833	1,105,656

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	320	21,570

FINANCING ACTIVITIES
Proceeds from long-term debt	53,181	15,000
Repayments of long-term debt	(17,715)	(4,855)
Prepayment of long-term debt	(25,000)	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312
Repayment from long-term debt of Dropdown Predecessor	—	(10,372)
Prepayment from long-term debt of Dropdown Predecessor	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation	—	(2,306)
Net advances from affiliates	—	16,913
Contribution of capital from Teekay Corporation	—	9,467
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,229)
Cash dividends paid	(7,522)	(30,559)

Net financing cash flow	2,944	(8,629)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,119	—
Expenditures for vessels and equipment	(1,489)	(2,099)
Investment in joint venture	(4,000)	(3,110)
Investment in term loans	(4,067)	—

Net investing cash flow	(437)	(5,209)

Increase in cash and cash equivalents	2,827	7,732
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	29,168	26,298

(1)	In accordance with GAAP, the statements of cash flows for the nine-month period ended September 30, 2012, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net loss as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2013		September 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(14,591)	($0.17)	(9,661)	($0.12)

Net loss attributable to shareholders of Teekay Tankers	(14,591)	($0.17)	(9,661)	($0.12)
Add specific items affecting net income:
Unrealized loss on interest rate swaps(1)	30	$0.00	1,896	$0.03
Loss provision on investment in term loans(2)	10,399	$0.12	—	—
Other(3)	131	—	90	—

Total adjustments	10,560	$0.12	1,986	$0.03

Adjusted net loss attributable to shareholders of Teekay Tankers	(4,031)	($0.05)	(7,675)	($0.09)

	Nine Months Ended
	September 30, 2013		September 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(22,268)	($0.27)	(13,612)	($0.17)
Add:
Net loss attributable to the Dropdown Predecessor	—	—	9,163	$0.11

Net loss attributable to shareholders of Teekay Tankers	(22,268)	($0.27)	(4,449)	($0.06)
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps(1)	(6,876)	($0.08)	(75)	($0.00)
Loss provision on investment in term loans(2)	14,910	$0.18	—	—
Loss on vessel sale	71	—	—	—
Other(3)	271	—	840	$0.01

Total adjustments	8,376	$0.10	765	$0.01

Adjusted net loss attributable to shareholders of Teekay Tankers	(13,892)	($0.17)	(3,684)	($0.05)

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Loss provision on investment in term loans has been recorded for the three and nine months ended September 30, 2013. The amounts represent what the Company estimates will not be recoverable, including accrued interest from realizing on its collateral.
(3)	The amount recorded for the three and nine months ended September 30, 2013, relates to the 50-percent portion of an unrealized derivative instrument loss recorded by the High Q Joint Venture, which owns the VLCC newbuilding that delivered in June 2013. The amount for the nine months September 30, 2012 relates to the transaction costs related to the acquisition costs of the 13 conventional tankers in June 2012.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure—Cash Available for Distribution

Cash Available for Distribution represents net loss, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and any net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
September 30, 2013
(unaudited)
Net loss for the period	(14,591)
Add:
Depreciation and amortization	11,935
Loss provision on investment in term loans	10,399
Unrealized loss on interest rate swaps	30
Proportionate share of cash available for distribution from joint venture	1,113
Other	303
Less:
Equity income from joint venture	(458)

Cash Available for Distribution	8,731

Weighted average number of common shares outstanding for the quarter ended	83,591,030

Cash Available for Distribution per share (rounded)	$0.10

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TEEKAY TANKERS LTD.

APPENDIX C—RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses is comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	39,479	43,492	46,084	127,924	151,936
Voyage expenses	(483)	(2,449)	(2,172)	(5,845)	(3,601)

Net revenues	38,996	41,043	43,912	122,079	148,335

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a tanker market recovery; the Company’s financial stability and ability to benefit from a tanker market recovery; the Company’s ability to take advantage of growth opportunities in a future tanker market recovery; the Company’s fixed coverage for the 12 months commencing October 1, 2013; the timing and certainty of the Company receiving refund guarantees from STX for the eight LR2 newbuildings orders placed in April and October 2013 and the potential for Teekay Tankers to amend the contract terms or cancel these vessel orders prior to receiving refund guarantees and pursue alternatives, including legal action; the amount recoverable from the Company’s investments in loans secured by two 2010-built VLCCs and the timing and certainty for the potential sale of these vessels; the timing and certainty of the insurer of one of the VLCCs successfully negotiating with the Egyptian authorities for the release of this vessel; and the Company’s ability to retain operating cash flow for investment in future growth. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; failure of STX to provide a refund guarantee for the eight newbuilding LR2 product tankers ordered by the Company in April 2013 and October 2013; the nature and extent of any amendments to the contract with STX required to secure the refund guarantees; failure by the insurers of one of the VLCC vessels securing the Company’s mortgage loan investment to negotiate the timely release of this vessel from Egypt changes in the market value of the VLCCs securing the Company’s investment in term loans; the ability of Teekay Tankers to obtain access to the VLCC tankers and to operate or sell the VLCC tankers, and the cash flow and sale proceeds thereof; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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